UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 23)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Celanese AG
(Name of Subject Company (issuer))
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
Celanese Caylux Holdings Luxembourg S.C.A.
Celanese Europe Holding GmbH & Co. KG
(Names of Filing Persons (Offerors))
Ordinary Shares, no par value
(Title of Class of Securities)
D1497A101
(CUSIP Number of Class of Securities)
Celanese Europe Holding GmbH & Co. KG
c/o Celanese Corporation
Attention: Curt Shaw
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 23 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, Celanese Caylux Holdings Luxembourg S.C.A. (formerly known as BCP Caylux Holdings Luxembourg S.C.A.) and BCP Crystal Acquisition GmbH & Co. KG on September 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the mandatory offer (the “Offer”) by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), a German limited partnership (the “Purchaser”), required pursuant to Section 305 of the German Stock Corporation Act, to purchase all of the issued and outstanding registered ordinary shares, no par value (the “Celanese Shares”), of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, (other than Celanese Shares owned by the Purchaser or held by Celanese AG in treasury) upon the terms and conditions described in the Offer Document, which was originally filed as Exhibit (a)(1)(A) to the Schedule TO on September 2, 2004 (the “Offer Document”), the Supplement (the “Supplement”), which was filed as Exhibit (a)(1)(A) to Amendment No. 10 to the Schedule TO on August 30, 2005 and the related Letter of Transmittals and the instructions thereto. A copy of the Letter of Transmittal relating to the mandatory offer was originally filed as Exhibit (a)(1)(B) to the Schedule TO on September 2, 2004. A Letter of Transmittal relating to the limited offer described in the Supplement was filed as Exhibit (a)(1)(B) to Amendment No. 10 to the Schedule TO on August 30, 2005. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
ITEM 11. ADDITIONAL INFORMATION
     Item 11 of Schedule TO is hereby amended and supplemented by the following information:
     Effective December 22, 2006, the transfer of all outstanding ordinary shares with no par value of the Issuer, held by the remaining minority shareholders of the Issuer in exchange for fair cash compensation (the “Squeeze-out”), as described in the Going Private Disclosure Document dated July 6, 2005, the Supplement to the Going Private Disclosure Document dated April 14, 2006 and other related filings, became final due to the registration in the commercial register of the Squeeze-out resolution passed at the Issuer’s shareholder meeting on May 30, 2006, after settlement of shareholder lawsuits challenging this shareholders’ resolution. After effectiveness of the Squeeze-out, the Purchaser now holds 100% of the ordinary shares of the Issuer (excluding ordinary shares held in treasury). Mellon Investor Services will provide shareholders with the required documentation and other information to submit share certificates and upon proper submission of certificates and other required documentation will pay former shareholders €66.99 per share and a pro rata gross guaranteed dividend in the amount of €1.196 per share, which is the pro rata amount corresponding to the time from October 1, 2006, to February 28, 2007, of the gross guaranteed dividend per share for the fiscal year ending September 30, 2007. Furthermore, Celanese AG shares on which the guaranteed dividend for the fiscal year ended September 30, 2006, have not yet been paid are eligible for a gross guaranteed dividend in the amount of €2.89 per share.
     At 12:01 am, New York City time, on Thursday, February 1, 2007, the subsequent offering period expired. To the extent that former shareholders properly submitted transmittal materials provided in connection with the Offer since the effective date they received the higher Squeeze-out settlement amount described above.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2007

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.

By:		/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Signatory

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.

By:		Blackstone LR Associates (Cayman) IV Ltd., its
general partner

By:		/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Signatory

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

By:		Blackstone Management Associates (Cayman) IV L.P., its general partner

	By:	Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:		/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Authorized Signatory

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1

By:		/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Signatory

CELANESE CORPORATION

By:		/s/ Kevin J. Rogan

Name: Kevin J. Rogan Title: Assistant Secretary

CRYSTAL US HOLDINGS 3 L.L.C.

By:		/s/ Kevin J. Rogan

Name: Kevin J. Rogan Title: Assistant Secretary

CELANESE HOLDINGS LLC

By:		/s/ Kevin J. Rogan

Name: Kevin J. Rogan Title: Assistant Secretary

BCP CRYSTAL US HOLDINGS CORP.

By:	/s/ Kevin J. Rogan

Name: Kevin J. Rogan Title: Assistant Secretary

CELANESE CAYLUX HOLDINGS LUXEMBOURG S.C.A.

By:	Celanese Caylux Holdings Ltd., its general partner

By:	/s/ Carsten Simon

Name: Carsten Simon Title: Director

By:	/s/ Dr. Jan-Mathias Kuhr

Name: Dr. Jan-Mathias Kuhr Title: Director

CELANESE EUROPE HOLDING GMBH & CO. KG

By:	/s/ Chinh Chu

Name: Chinh Chu Title: Director